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                                   FORM 8-A/A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  BASSETT FURNITURE INDUSTRIES, INCORPORATED
            (Exact name of registrant as specified in its charter)


               Virginia                               54-0135270

      (State of incorporation or         (I.R.S. Employer Identification No.)
             organization)

            245 Main Street
           Bassett, Virginia                             24055

         (Address of Principal                        (Zip Code)
          Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of each class                  Name of each exchange on
          to be so registered                  which each class is to be
                                                      registered

                 None                                    None


Securities to be registered pursuant to Section 12(g) of the Act:

                               Common Stock, $5.00
                                    Par Value

                                (Title of Class)

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                                 Amendment No. 1


      The text of Item 1 - "Description of Registrant's Securities to be Registered" incorporates a Shareholder Rights Agreement which was approved by Registrant's Board of Directors at its meeting held June 23, 1998.

Item 1.  Description of Registrant's Securities to be Registered.

      The following description of Rights to Purchase Common Stock supplements the description of Registrant's Common Stock found in the Company's Registration Statement on Form 8-A dated March 22, 1965.

Summary of Rights to Purchase Common Stock

      On June 23, 1998, the Board of Directors of Bassett Furniture Industries, Incorporated, a Virginia corporation (the "Company"), declared a dividend of one common stock purchase right (a "Right") for each outstanding share of common stock, $5.00 par value (the "Common Stock"), of the Company. The distribution is payable on July 6, 1998, to shareholders of record at the close of business on that date.

      Each Right will entitle the holder to purchase from the Company one one-half of a share of the Company's Common Stock at an initial price of $60 per one one-half of a share of Common Stock (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement dated as of June 23, 1998 (the "Rights Agreement"), between the Company and First Union National Bank, as rights agent (the "Rights Agent").

      The Rights are not exercisable, and are not transferable apart from the Common Stock, until the "Distribution Date" which is the earlier of (i) the tenth day after a public announcement that a Person (which term as used in this summary means an individual or any business entity, other than the Company and certain related entities) or group of affiliated or associated Persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock, thereby becoming an "Acquiring Person," or (ii) the tenth business day after the date of the commencement of, or first public announcement of the intent of any Person to commence, a tender or exchange offer the consummation of which would result in such Person becoming an Acquiring Person.

      After the Distribution Date, the Rights are exercisable and separately transferable.

      Before the Distribution Date, a holder of Common Stock will be the owner of one Right for each share of Common Stock he holds, but the Rights will be evidenced by one or more certificates (a "Rights Certificate" or the "Rights Certificates") held by the Rights Agent. After the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock at the close of business on the Distribution Date.


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      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable. The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights, as well as the number of Rights outstanding, are subject to adjustment from time to time upon the occurrence of certain dilutive events.

      Any additional shares of Common Stock issued before the Distribution Date will also have Rights issued in respect thereof and shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued in respect of stock options, employee benefit plans or convertible securities which were granted, established or issued before the Distribution Date.

      The Rights will expire at the close of business on June 23, 2008, unless earlier exercised or redeemed by the Company.

      No fractional shares of Common Stock will be issued when a Right is exercised and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

      Each holder of a Right will have the right to receive, upon exercise of a Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the purchase price for the Rights then in effect if a Person or group of affiliated or associated Persons acquires beneficial ownership of 20% or more of the outstanding Common Stock (which event is popularly termed a flip-in event). Notwithstanding the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

      For example, if the Purchase Price is $60 per Right, each Right not owned by an Acquiring Person (or certain related parties) following an event described in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other securities or assets, as noted above) for $60. Assuming that the Common Stock had a per share price of $30 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $60.

      Each holder of a Right will have the right to receive, upon exercise, common stock (or equivalent securities) of the acquiring entity having a value equal to two times the Purchase Price then in effect, if after it is announced that a Person or group has become an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and is not the surviving or continuing corporation, (ii) the Company is the surviving or continuing corporation in a merger or other business combination and the Common Stock is changed or

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exchanged for securities of another Person, (iii) the Company is party to a statutory share exchange with any other Person after which the Company becomes a Subsidiary of any other Person or (iv) 50% or more of the assets or earning power of the Company is sold or transferred (each of which events is popularly termed a flip-over event).

      If the Company is not able to issue the Common Stock because of the absence of any necessary regulatory approval, restrictions contained in the Company's Articles of Incorporation or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the Common Stock which would otherwise have been issued upon exercise of the Rights. For Rights exercised before any Triggering Event occurs, the Company may defer issuance of the Common Stock for up to 90 days to obtain any necessary regulatory approval. If unable to obtain such approval, the Company may substitute cash, assets or other property for the Common Stock which would otherwise have been issued in accordance with the Rights Agreement.

      At any time until ten days after the announcement that a Person or group has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities. Upon certain circumstances set forth in the Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors. When the Board of Directors (with, where required, the concurrence of a majority of Continuing Directors) orders a redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The Continuing Directors are (i) members of the Board who were also directors on the earlier of the announcement that a Person or group has become an Acquiring Person and the Distribution Date or (ii) directors elected or nominated by a majority of the Continuing Directors in office on the date of such election or nomination.

      After a Person becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding shares of Common Stock, the Company, with the concurrence of a majority of Continuing Directors, may require a holder to exchange all or any portion of his Rights for one share of Common Stock per Right.

      Certain provisions relating to the principal economic terms of the Rights may not be amended at any time. Other provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter these other provisions of the Rights Agreement may be amended by the Board (under certain circumstances only with the concurrence of a majority of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement (including the time period for redeeming the Rights); provided, however, that no amendment to adjust the time period governing redemption may be made if the Rights are not redeemable at the time of the amendment; and that the Board may not lengthen

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any other time period except for the purpose of protecting or clarifying the rights of the Rights holders (excluding any Acquiring Person or its Affiliates or Associates).

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 1 filed with this Registration Statement.

Item 2.  Exhibits

      1. Rights Agreement dated as of June 23, 1998 between Bassett Furniture Industries, Incorporated and First Union National Bank, including Exhibits A and B thereto.

      2. Company's Restated Articles of Incorporation, as amended, filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1994 (File No. 0-209).

      3. Company's Bylaws, as amended, filed with the Commission as an Exhibit to Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 0-209).

      4. Form of Rights Certificate for rights attached to the Company's Common Stock, filed as Exhibit A to the Rights Agreement filed with the Commission as Exhibit 1 to this Registration Statement.


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                        BASSETT FURNITURE INDUSTRIES, INCORPORATED
                        (Registrant)



                        By: /s/ DOUGLAS W. MILLER
                            -------------------------------
                            Douglas W. Miller,
                            Vice President and Chief Financial Officer


Date: July 6, 1998




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                                INDEX TO EXHIBITS

     *1. Rights Agreement dated as of June 23, 1998 between Bassett Furniture Industries, Incorporated and First Union National Bank, including Exhibits A and B thereto.

      2. Company's Amended and Restated Articles of Incorporation, filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1994 (File No. 0-209), are incorporated herein by reference.

      3. Company's Bylaws, as amended, filed with the Commission as an Exhibit to Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (File No. 0-209), are incorporated herein by reference.

      4. Form of Rights Certificate for rights attached to the Company's Common Stock, filed as Exhibit A to the Rights Agreement filed with the Commission as Exhibit 1 to this Registration Statement, is incorporated herein by reference.



*     Filed herewith.


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